Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2014

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors considering this quarterly report.

1.3	Mr. Li Wenxin, Chairman of the Company, Mr. Shen Yi, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the third quarterly report for 2014 of the Company has not been audited.

2.	MAJOR FINANCIAL INFORMATION AND CHANGE IN SHAREHOLDERS OF THE COMPANY

2.1	Major financial information

Unit: ¥    Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/ decrease compared with the end of last year (%)
Total assets	33,503,616,531	33,231,987,956	0.82

Net assets attributable to shareholders of listed company	26,733,636,956	26,650,541,872	0.31

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Net cash flows from operating activities	1,822,787,064	1,712,940,303	6.41

	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period of last year (January to September)	Increase/decrease compared with the same period of last year (%)
Operating revenues	11,039,823,940	11,639,420,255	(5.15)
Net profit attributable to shareholders of listed company	649,778,044	980,576,549	(33.74)
Net profits attributable to shareholders of listed company after extraordinary gain or loss	741,753,429	1,057,761,956	(29.88)
Weighted average return on net assets (%)	2.43	3.75	1.32% decrease
Basic earnings per share (¥/share)	0.092	0.14	(34.29)
Diluted earnings per share (¥/share)	0.092	0.14	(34.29)

After extraordinary gain or loss item and amount

Unit: ¥    Currency: RMB

Item	Amount for the period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)
Gain or loss on disposal of non-current assets	(22,761,562)	(124,770,437)
Government grants included in profit or loss for the period	1,090,927	7,226,643
Reversal of impairment provision for receivables subject to individual impairment assessment test	500	1,000
Other non-operating income and expenses other than the items above	(1,727,883)	(3,621,504)
Effect of income tax	5,359,243	29,169,666
Effect of minority interests (after tax)	1,684	19,247

Total	(18,037,091)	(91,975,385)

Note: Extraordinary loss is expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders at the end of the reporting period

Unit: Share

Total number of shareholders	336,042

Shareholding of top ten shareholders
Name of shareholder (Full name)	Number of shares held at the end of the period	Proportion (%)	Number of shares with selling restriction	Subject to pledge or frozen		Nature of shareholder	Class of shares
				Status of shares	Quantity
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	—	State-owned legal person	A shares
HKSCC NOMINEES LIMITED (Note 1)	1,395,352,781	19.70	—	Unknown	—	Foreign legal person	H shares
Xinhua Life Insurance Company, Ltd. – Dividend – Group Dividend – 018L – FH001 Shanghai	69,628,671	0.98	—	Unknown	—	Other	A shares
Taiyuan Iron & Steel (Group) Co., Ltd.	50,776,147	0.72	—	Unknown	—	State-owned legal person	A shares
Agricultural Bank of China Limited – Franklin Templeton Sealand Flexible Market Value Equity Securities Investment Fund	42,272,636	0.60	—	Unknown	—	Other	A shares
Bank of China — Harvest Shanghai Shenzhen 300 Index Securities Investment Fund	16,780,427	0.24	—	Unknown	86,800	Other	A shares
Li Wei	13,500,000	0.19	—	Unknown	—	Domestic natural person	A shares
Goldman Sachs Asset Management International – Goldman Sachs International China Fund	13,014,908	0.18	—	Unknown	—	Foreign legal person	A shares
Industrial and Commercial Bank of China Limited — Huaxia CSI 300 Trading Open-end Index Securities Investment Fund	12,115,858	0.17	—	Unknown	—	Other	A shares
AU SING KUNG	10,250,000	0.14	—	Unknown	—	Foreign natural person	H shares

Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above other shareholders are connected or concerted as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	1.	1,395,352,781 H shares of the Company, which accounts for 97.49% of the H share capital in issue of the Company, were held by HKSCC NOMINEES LIMITED in the capacity of various clients;
	2.	The above shares held by the top ten shareholders of the Company are unconditional tradable shares;
	3.	No preference share was issued by the Company as at the end of the reporting period.

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒ Applicable    ☐ Not applicable

Unit: ¥    Currency: RMB

Balance sheet item	Item	30 September 2014	31 December 2013	% change	Major reason analysis

(1)	Trade receivables	2,024,706,714	1,554,913,570	30.21	Increase in receivables for provision of railway operation service.

(2)	Other non-current assets	37,605,566	9,402,635	299.95	Increase in prepayment for constructions.

(3)	Tax payable	222,627,796	329,909,584	(32.52)	Decrease in corporate income tax and business tax payable.

(4)	Interests payable	132,627,226	6,889,726	1,825.00	Increase in accrued yet unpaid bond interests payable.

Statement of profit	Item	January to September 2014	January to September 2013	% change	Major reason analysis

(1)	Business tax and surcharges	62,330,268	289,933,923	(78.50)	Decrease in business tax after the trial implementation of “business tax replaced with value added tax” policy.

(2)	Income tax expenses	216,330,533	325,402,237	(33.52)	Decrease in gross profit.

(3)	Net profit attributable to shareholders of the parent	649,778,044	980,576,549	(33.74)	Decrease in revenues from operation of the Company resulted from the effects of slowdown in the macro-economic growth, fierce competition in the transportation industry and the trial implementation by railway transportation of “business tax replaced with value added tax” policy.

Cash flow statement	Item	January to September 2014	January to September 2013	% change	Major reason analysis

(1)	Cash received relating to other operating activities	93,448,557	57,352,235	62.94	Increase in rail pass deposit, other securities and other deposits received.

(2)	Cash received relating to other investment activities	2,948,694,900	85,100,853	3,364.94	Recovery of fixed deposits with maturity of over three months.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐ Applicable    ☒ Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company and shareholders holding 5% or above

☒ Applicable    ☐ Not applicable

Commitments of Guangzhou Railway (Group) Company, the largest shareholder of the Company during the reporting period are as follows:

1.	As committed at the time of the initial public offer of A shares of the Company in December 2006, Guangzhou Railway (Group) Company and any of its subsidiaries would not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway Line, Guangzhou Railway (Group) Company and any of its subsidiaries would not engage in horizontal competition with the Company either.

2.	As committed at the time of the initial public offer of A shares of the Company in December 2006, Guangzhou Railway (Group) Company would reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, Guangzhou Railway (Group) Company would perform these connected transactions on the basis of openness, justice and fairness without abusing its position as the largest shareholder and behaving in a manner that is detrimental to the interests of the Company.

3.	As committed at the time of the initial public offer of A shares of the Company in December 2006, Guangzhou Railway (Group) Company would lease the land of Guangzhou-Pingshi Railway Line to the Company after securing the land by way of licensed operation. Guangzhou Railway (Group) Company and the Company entered into a land lease agreement that became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway Line was leased to the Company by Guangzhou Railway (Group) Company for a leasing term of 20 years. It was agreed by the two parties that the annual land rent should not exceed RMB74 million.

4.	Guangzhou Railway (Group) Company issued an undertaking letter in relation to enhancement on managing unreleased information to the Company in October 2007 to enhance the management of unreleased information.

During the reporting period, the above commitments were fulfilled properly without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over same period of last year

☐ Applicable    ☒ Not applicable

3.5	Effect of the implementation of new accounting standards on the combined financial statements

At the beginning of 2014, the Ministry of Finance issued and amended a series of accounting standards and encouraged early adoption for companies listed outside the PRC. As a listing company issuing both A shares and H shares, the Company has early adopted the aforesaid standards in the preparation of the financial statements for 2013 and the interim financial statements for 2014. For the details of the effects of early adoption of the aforesaid standards on the combined financial statements, please refer to Note 2(29) to the financial statements in the annual report 2013 and the interim report 2014 of the Company.

3.6	Implementation of cash dividend policy during the reporting period

On 29 May 2014, the Company convened the 2013 annual general meeting, at which the profit distribution proposal for 2013 was reviewed and approved. It was proposed that based on the total share capital of 7,083,537,000 shares on 31 December 2013, a final cash dividend for 2013 of RMB0.08 (including tax) per share shall be paid to all shareholders. The dividend was declared on 28 July 2014.

3.7	Progress on implementation of internal control

In 2014, the Company will strive to perfect its internal control system, regulate the implementation of its internal control system and strengthen the supervision and inspection of internal control, at the same time conduct the self-evaluation and audit of its internal control in accordance with the Basic Standard for Enterprise Internal Control and the Implementation Guidelines for Enterprise Internal Control jointly promulgated by five authorities of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of the PRC or overseas securities regulatory authorities. As at the end of the reporting period, such works achieved satisfactory progress. The Company will disclose its internal control self-evaluation report and internal control audit report for 2014 when the Annual Report 2014 is published.

Guangshen Railway Company Limited
Chairman: Li Wenxin

29 October 2014

4.	APPENDIX

4.1	Financial Statements

Combined and Company Balance Sheet

30 September 2014

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

Item	Combined		Company
	Balance at the end of the period	Balance at the beginning of the year	Balance at the end of the period	Balance at the beginning of the year
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current assets:
Bank balances and cash	5,304,322,047	4,896,277,598	5,294,088,297	4,884,626,412
Trade receivables	2,024,706,714	1,554,913,570	1,999,116,150	1,547,642,056
Prepayments	62,920,246	73,773,941	62,776,151	73,622,452
Interests receivable	30,436,654	41,336,375	30,311,931	41,286,500
Dividends receivable	—	—	—	4,075,294
Other receivables	156,157,639	129,262,113	220,058,810	171,151,087
Inventories	408,490,042	391,947,450	402,535,782	384,524,210

Total current assets	7,987,033,342	7,087,511,047	8,008,887,121	7,106,928,011

Non-current assets:
Saleable financial assets	53,825,879	53,825,879	52,108,000	52,108,000
Long-term receivables	29,038,916	29,587,715	29,038,916	29,587,715
Long-term equity investment	144,245,180	142,054,205	230,966,639	228,775,664
Fixed assets	23,651,161,339	24,297,688,573	23,560,391,070	24,203,907,990
Construction-in-progress	573,697,832	543,350,403	573,426,832	543,350,403
Intangible assets	646,511,105	662,557,709	619,512,002	634,868,624
Goodwill	281,254,606	281,254,606	281,254,606	281,254,606
Long-term prepaid expenses	25,033,187	33,528,357	24,269,505	32,788,363
Deferred income tax assets	74,209,579	91,226,827	74,102,779	91,120,027
Other non-current assets	37,605,566	9,402,635	34,968,550	9,339,423

Total non-current assets	25,516,583,189	26,144,476,909	25,480,038,899	26,107,100,815

Total assets	33,503,616,531	33,231,987,956	33,488,926,020	33,214,028,826

Combined and Company Balance Sheet Statement (continued)

30 September 2014

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB

Item	Combined		Company
	Balance at the end of the period	Balance at the beginning of the year	Balance at the end of the period	Balance at the beginning of the year
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current liabilities:
Trade payables	1,923,958,533	1,796,882,621	1,890,611,057	1,774,078,410
Receipts in advance	131,623,681	120,914,297	130,872,206	120,222,872
Staff remuneration payable	181,244,731	229,060,006	179,698,692	227,615,119
Tax payable	222,627,796	329,909,584	216,203,870	324,037,780
Interests payable	132,627,226	6,889,726	132,627,226	6,889,726
Dividends payable	648,502	145,684	117,391	18,671
Other payables	546,646,765	470,695,519	605,382,040	508,349,349
Non-current liabilities due in one year	3,498,180,861	3,492,723,446	3,498,180,861	3,492,723,446

Total current liabilities	6,637,558,095	6,447,220,883	6,653,693,343	6,453,935,373

Non-current liabilities:
Deferred income	89,444,746	90,403,907	89,444,746	90,403,907

Total non-current liabilities	89,444,746	90,403,907	89,444,746	90,403,907

Total liabilities	6,727,002,841	6,537,624,790	6,743,138,089	6,544,339,280

Shareholders’ equity:
Share capital	7,083,537,000	7,083,537,000	7,083,537,000	7,083,537,000
Capital reserves	11,562,776,387	11,562,776,387	11,564,461,609	11,564,461,609
Surplus reserves	2,530,746,611	2,530,746,611	2,530,746,611	2,530,746,611
Retained earnings	5,556,576,958	5,473,481,874	5,567,042,711	5,490,944,326

Total equity attributable to shareholders of the parent	26,733,636,956	26,650,541,872	26,745,787,931	26,669,689,546

Minority interests	42,976,734	43,821,294	—	—

Total shareholders’ equity	26,776,613,690	26,694,363,166	26,745,787,931	26,669,689,546

Total liabilities and shareholders’ equity	33,503,616,531	33,231,987,956	33,488,926,020	33,214,028,826

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Combined Statement of Profit

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period (July to September)	Amount for the same period last year (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Revenues from operation	3,871,694,097	4,013,236,451	11,039,823,940	11,639,420,255
Less: Operating costs	3,047,764,115	3,139,342,293	9,035,236,263	9,095,470,928
Business tax and surcharges	25,740,373	101,416,813	62,330,268	289,933,923
Sales expenses	2,715,064	3,855,856	5,592,988	5,627,281
Management expenses	331,002,516	301,772,205	921,365,699	806,696,129
Finance costs	13,145,547	10,887,354	34,915,491	39,898,571
Assets impairment loss	598,346	36,283	644,293	(5,973,922)
Add: Gains from investments	917,267	1,317,165	7,094,475	6,201,488
Include: Gains from investments in associates and joint ventures	917,267	1,317,165	2,190,975	1,297,988
II. Profit from operation	451,645,403	457,242,812	986,833,413	1,413,968,833
Add: Non-operating income	1,352,510	3,688,344	8,193,272	6,622,083
Include: Gain from disposal of non-current assets	27,720	2,447,273	100,660	2,447,977
Less: Non-operating expenses	24,751,028	20,640,190	129,358,570	116,805,645
Include: Loss on disposal of non-current assets	22,789,282	18,386,261	124,871,097	112,655,411
III. Gross profit	428,246,885	440,290,966	865,668,115	1,303,785,271
Less: Income tax expenses	107,572,848	109,658,844	216,330,533	325,402,237
IV. Net profit	320,674,037	330,632,122	649,337,582	978,383,034
Net profit attributable to shareholders of the parent	321,057,504	331,499,817	649,778,044	980,576,549
Profit or loss of minority shareholders	(383,467)	(867,695)	(440,462)	(2,193,515)
V. Other comprehensive income	—	—	—	—

VI. Total comprehensive income	320,674,037	330,632,122	649,337,582	978,383,034

Total comprehensive income attributable to shareholders of the parent	321,057,504	331,499,817	649,778,044	980,576,549

Total comprehensive income attributable to minority shareholders	(383,467)	(867,695)	(440,462)	(2,193,515)

VII. Earnings per share
(1) Basic earnings per share (¥/share)	0.045	0.047	0.092	0.14
(2) Diluted earnings per share (¥/share)	0.045	0.047	0.092	0.14

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Company Statement of Profit

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Amount for the period (July to September)	Amount for the same period last year (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Revenues from operation	3,758,432,197	3,881,425,291	10,716,004,056	11,287,264,504
Less: Operating costs	2,965,600,590	3,037,679,325	8,801,700,585	8,823,569,754
Business tax and surcharges	20,053,225	95,388,596	46,034,272	273,976,462
Sales expenses	2,130,050	3,539,936	4,419,732	4,747,541
Management expenses	308,513,125	280,225,943	859,622,171	747,983,167
Finance costs	13,302,185	11,080,857	35,354,922	40,345,962
Assets impairment loss	598,346	81,305	644,293	(5,928,900)
Add: Gains from investments	2,085,239	1,317,165	8,262,447	6,568,593
Include: Gains from investments in associates and joint ventures	917,267	1,317,165	2,190,975	1,297,988
II. Profit from operation	450,319,915	454,746,494	976,490,528	1,409,139,111
Add: Non-operating income	1,335,292	3,672,568	8,160,986	6,583,715
Include: Gain from disposal of non-current assets	27,720	2,447,273	100,020	2,447,977
Less: Non-operating expenses	24,742,371	20,596,658	129,303,198	116,646,587
Include: Loss on disposal of non-current assets	22,789,282	18,386,261	124,870,572	112,601,175
III. Gross profit	426,912,836	437,822,404	855,348,316	1,299,076,239
Less: Income tax expenses	106,595,274	109,506,981	212,566,971	323,441,754
IV. Net profit	320,317,562	328,315,423	642,781,345	975,634,485
V. Other comprehensive income	—	—	—	—
VI. Total comprehensive income	320,317,562	328,315,423	642,781,345	975,634,485
VII. Earnings per share
(1) Basic earnings per share (¥/share)	N/A	N/A	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A	N/A	N/A

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

Combined and Company Cash Flow Statement

January to September 2014

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Combined		Company
	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
I. Cash flows from operating activities
Cash received from sales of goods or rendering of services	9,037,771,970	9,177,318,851	8,722,977,885	8,819,456,785
Cash received relating to other operating activities	93,448,557	57,352,235	90,612,289	52,640,008
Sub-total of cash inflows from operating activities	9,131,220,527	9,234,671,086	8,813,590,174	8,872,096,793
Cash paid for goods purchased and services accepted	2,927,001,124	3,483,764,964	2,797,348,529	3,324,564,390
Cash paid to and on behalf of employees	3,585,884,986	3,251,627,248	3,438,733,416	3,102,031,964
Tax paid	697,804,061	684,837,498	673,337,329	664,045,026
Cash paid relating to other operating activities	97,743,292	101,501,073	90,192,662	86,864,364
Sub-total of cash outflows from operating activities	7,308,433,463	7,521,730,783	6,999,611,936	7,177,505,744
Net cash flows from operating activities	1,822,787,064	1,712,940,303	1,813,978,238	1,694,591,049
II. Cash flows from investing activities
Cash received from investment gains	4,903,500	4,903,500	10,146,766	15,814,173
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	155,380	2,963,314	154,740	2,958,482
Cash received relating to other investment activities	2,948,694,900	85,100,853	2,950,040,000	85,032,228
Sub-total of cash inflows from investing activities	2,953,753,780	92,967,667	2,960,341,506	103,804,883
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	813,264,712	926,067,351	808,226,176	914,625,567
Net cash paid to acquire subsidiaries and other related operating units	139,897,443	—	139,897,443	—
Cash paid relating to other investment activities	—	109,000,000	—	112,000,000
Sub-total of cash outflows from investing activities	953,162,155	1,035,067,351	948,123,619	1,026,625,567
Net cash flows from investing activities	2,000,591,625	(942,099,684)	2,012,217,887	(922,820,684)

Combined and Company Cash Flow Statement (continued)

January to September 2014

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited

Item	Combined		Company
	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)	Amount from the beginning of the year to the end of the reporting period (January to September)	Amount from the beginning of last year to the end of the reporting period (January to September)
III. Cash flows from financing activities
Cash paid for distribution of dividends or profits or repayment of interests	566,584,240	566,674,738	566,584,240	566,674,738
Cash paid relating to other financing activities	150,000	150,000	150,000	150,000
Sub-total of cash outflows from financing activities	566,734,240	566,824,738	566,734,240	566,824,738
Net cash flows from financing activities	(566,734,240)	(566,824,738)	(566,734,240)	(566,824,738)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	—
V. Net increase in cash and cash equivalents	3,256,644,449	204,015,881	3,259,461,885	204,945,627
Add: Balance of cash and cash equivalents at the beginning of the period	412,677,598	675,012,987	404,626,412	659,459,146
VI. Balance of cash and cash equivalents at the end of the period	3,669,322,047	879,028,868	3,664,088,297	864,404,773

Chairman: Li Wenxin    General Manager: Shen Yi    Chief Accountant: Tang Xiangdong    Head of Finance Department: Lin Wensheng

4.2	Audit Report

☐  Applicable     ☒  Not applicable